                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 10)

                             Global Crossing Limited
                                (Name of Issuer)

                     Common Shares, par value $.01 per share
                         (Title of Class of Securities)

                                    G3921A175
                                 (CUSIP Number)

                                  Pek Siok Lan
                  c/o Singapore Technologies Telemedia Pte Ltd
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277

                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 2 of 10 Pages


--------------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

        Temasek Holdings (Private) Limited
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source Of Funds

        AF; SC
--------------------------------------------------------------------------------
5 Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    Citizenship Or Place Of Organization

        Singapore
--------------------------------------------------------------------------------
                7    Sole Voting Power
                        13,730
                ----------------------------------------------------------------
  NUMBER OF     8    Shared Voting Power
    SHARES              38,879,417(1)
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9    Sole Dispositive Power
  REPORTING             13,730
 PERSON WITH    ----------------------------------------------------------------
                10   Shared Dispositive Power
                        38,879,417(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

        38,893,147(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares       [ ]
--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

        68.6%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

        CO
--------------------------------------------------------------------------------

----------
(1) Comprises 6,567,900 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share, and 14,311,517 common shares issuable (as at April 28, 2006) upon conversion of $266,194,223 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 3 of 10 Pages


--------------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

        Singapore Technologies Telemedia Pte Ltd
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source Of Funds

        AF; SC
--------------------------------------------------------------------------------
5 Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    Citizenship Or Place Of Organization

        Singapore
--------------------------------------------------------------------------------
                7    Sole Voting Power
                        0
                ----------------------------------------------------------------
  NUMBER OF     8    Shared Voting Power
    SHARES              38,879,417(1)
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9    Sole Dispositive Power
  REPORTING             0
 PERSON WITH    ----------------------------------------------------------------
                10   Shared Dispositive Power
                        38,879,417(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

        38,879,417(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares       [ ]
--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

        68.5%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

        CO
--------------------------------------------------------------------------------

----------
(1) Comprises 6,567,900 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share, and 14,311,517 common shares issuable (as at April 28, 2006) upon conversion of $266,194,223 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 4 of 10 Pages


--------------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

        STT Communications Ltd.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source Of Funds

        AF; SC
--------------------------------------------------------------------------------
5 Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    Citizenship Or Place Of Organization

        Singapore
--------------------------------------------------------------------------------
                7    Sole Voting Power
                        0
                ----------------------------------------------------------------
  NUMBER OF     8    Shared Voting Power
    SHARES              38,879,417(1)
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9    Sole Dispositive Power
  REPORTING             0
 PERSON WITH    ----------------------------------------------------------------
                10   Shared Dispositive Power
                        38,879,417(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

        38,879,417(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares       [ ]
--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

        68.5%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

        CO
--------------------------------------------------------------------------------

----------
(1) Comprises 6,567,900 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share, and 14,311,517 common shares issuable (as at April 28, 2006) upon conversion of $266,194,223 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                  SCHEDULE 13D

CUSIP No. G3921A175                                           Page 5 of 10 Pages


--------------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

        STT Crossing Ltd
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source Of Funds

        AF; SC
--------------------------------------------------------------------------------
5 Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    Citizenship Or Place Of Organization

        Mauritius
--------------------------------------------------------------------------------
                7    Sole Voting Power
                        0
                ----------------------------------------------------------------
  NUMBER OF     8    Shared Voting Power
    SHARES              38,879,417(1)
 BENEFICIALLY   ----------------------------------------------------------------
OWNED BY EACH   9    Sole Dispositive Power
  REPORTING             0
 PERSON WITH    ----------------------------------------------------------------
                10   Shared Dispositive Power
                        38,879,417(1)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person

        38,879,417(1)
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount In Row (11) Excludes Certain Shares       [ ]
--------------------------------------------------------------------------------
13   Percent Of Class Represented By Amount In Row (11)

        68.5%
--------------------------------------------------------------------------------
14   Type Of Reporting Person

        CO
--------------------------------------------------------------------------------

----------
(1) Comprises 6,567,900 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of senior preferred shares, par value $.10 per share, and 14,311,517 common shares issuable (as at April 28, 2006) upon conversion of $266,194,223 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                                              Page 6 of 10 Pages


This Amendment No. 10 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd ("STT") with the Securities and Exchange Commission ("SEC") on December 19, 2003, as amended by Amendment No. 1 to the
Schedule 13D filed by STT with the SEC on February 5, 2004, Amendment No. 2 to the Schedule 13D filed by STT with the SEC on May 26, 2004, Amendment No. 3 to the Schedule 13D filed by STT with the SEC on October 14, 2004, Amendment No. 4 to the Schedule 13D filed by STT with the SEC on November 18, 2004, Amendment No. 5 to the Schedule 13D filed by STT with the SEC on December 21, 2004, Amendment No. 6 to the Schedule 13D filed by STT with the SEC on December 30, 2004, Amendment No. 7 to the Schedule 13D filed by STT with the SEC on January 19, 2005, Amendment No. 8 to the Schedule 13D filed by STT with the SEC on September 16, 2005 and Amendment No. 9 to the Schedule 13D filed by STT with the SEC on January 4, 2006 (as amended, the "Statement"), with respect to the common shares, par value $.01 per share (the "Common Shares"), of Global Crossing Limited, a company organized under the laws of Bermuda (the "Issuer"), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

The list of directors and executive officers of Temasek set forth in Schedule A of this Statement is hereby restated in its entirety, and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is amended to include the following new paragraphs:

On May 12, 2006, the Issuer filed with the SEC a prospectus supplement detailing its intention to offer 6,750,000 Common Shares (the "Offering"). STT Crossing has indicated to the Issuer its non-binding interest in purchasing such number of Common Shares from the Offering as would be sufficient to result in its ownership of voting securities of the Issuer (taking into account the total outstanding Common Shares and the Preferred Shares of the Issuer) declining to no less than 51%, after giving effect to expected future dilution due to certain issuances of shares anticipated under the Issuer's stock incentive plan and certain transfers of shares anticipated under STT's stock option plan. STT Crossing is, however, not obligated to purchase any Common Shares from the Offering as a result of its non-binding indication of interest.

Concurrently with the Offering, the Issuer has also filed another prospectus supplement detailing its intention to offer $125 million in aggregate principal amount of Convertible Senior Notes Due 2011 (the "Convertible Senior Notes") (the "Concurrent Offering"). STT Crossing has indicated to the Issuer its non-binding interest in purchasing up to $25 million of the Convertible Senior Notes in the Concurrent Offering. STT Crossing is, however, not obligated to purchase any Convertible Senior Notes as a result of its non-binding indication of interest.

On May 10, 2006, STT Crossing entered into an intercreditor agreement (the "Intercreditor Agreement") at the Issuer's request, under which STT Crossing agreed to subordinate its security interest in certain collateral securing the GCL Notes to the security interest of Bank of America, N.A. as agent under a new $55 million working capital facility (the "Working Capital Facility") entered into on May 10, 2006 between the Issuer, Bank of America, N.A. and the other lenders participating therein. As required by the terms of the Restructuring Agreement among the Issuer and certain subsidiaries of STT dated October 8, 2004, the Issuer has agreed to pay a consent fee of US$1 million to STT Crossing in consideration for STT Crossing's entry into the Intercreditor Agreement and the resulting subordination of STT Crossing's security interest in certain collateral securing the GCL Notes.

                                                              Page 7 of 10 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety to read as follows:

(a) - (b) Temasek, through its ownership of STT, may be deemed to share voting and dispositive power over the Common Shares beneficially owned by STT Comm and STT Crossing. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Shares.

In addition to the share amounts detailed herein, Temasek may be deemed to beneficially own 13,730 additional Common Shares of the Issuer, which are owned beneficially and of record by Temasek's wholly-owned subsidiary, Fullerton (Private) Limited.

STT, through its ownership of STT Comm and STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 38,879,417 Common Shares (which comprises 6,567,900 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 14,311,517 Common Shares that may be acquired, as at April 28, 2006, upon conversion of the GCL Notes held by STT Crossing), or 68.5% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 38,879,417 Common Shares (which comprises 6,567,900 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 14,311,517 Common Shares that may be acquired, as at April 28, 2006, upon conversion of the GCL Notes held by STT Crossing), or 68.5% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Shares.

STT Crossing is the beneficial owner of 38,879,417 Common Shares (which comprises 6,567,900 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 14,311,517 Common Shares that may be acquired, as at April 28, 2006, upon conversion of the GCL Notes held by STT Crossing), or 68.5% of the outstanding Common Shares, and has shared power over the voting and disposition of such Shares.

Except as described in this Statement, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (as set forth in Schedule A) of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended to include the following new paragraph:

STT Crossing has indicated to the Issuer its non-binding interest in purchasing a number of Common Shares and Convertible Senior Notes from the Offering and the Concurrent Offering respectively, and has entered into the Intercreditor Agreement with respect to the Working Capital Facility, each as described in
Item 4 of this Statement.

                                                              Page 8 of 10 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2006

                                        TEMASEK HOLDINGS (PRIVATE) LIMITED


                                        By /s/ Chia Yue Joo
                                           -------------------------------------
                                        Name: Chia Yue Joo
                                        Title: Managing Director, Legal &
                                               Regulations


                                        SINGAPORE TECHNOLOGIES TELEMEDIA
                                        PTE LTD


                                        By /s/ Pek Siok Lan
                                           -------------------------------------
                                        Name: Pek Siok Lan
                                        Title: Company Secretary


                                        STT COMMUNICATIONS LTD


                                        By /s/ Pek Siok Lan
                                           -------------------------------------
                                        Name: Pek Siok Lan
                                        Title: Company Secretary


                                        STT CROSSING LTD


                                        By /s/ Pek Siok Lan
                                           -------------------------------------
                                        Name: Pek Siok Lan
                                        Title: Director

                                                              Page 9 of 10 Pages


                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of Temasek Holdings (Private) Limited ("Temasek") is set forth below:

         Name, Business Address
        and Position at Temasek              Present Principal Occupation               Citizenship
        -----------------------              ----------------------------               -----------
S Dhanabalan                              Chairman,                            Singaporean
60B Orchard Road                          Temasek Holdings (Private)
#06-18 Tower 2                            Limited
The Atrium@Orchard
Singapore 238891

Kwa Chong Seng                            Chairman/Managing Director,          Singaporean
1 Harbourfront Place                      ExxonMobil Asia Pacific Pte Ltd
#06-00 Harbourfront Tower One
Singapore 098633
(Deputy Chairman of Temasek)

Lim Siong Guan                            Permanent Secretary,                 Singaporean
100 High Street #09-01                    Ministry of Finance
Singapore 179434
(Deputy Chairman of Temasek)

Sim Kee Boon                              Member,                              Singaporean
60B Orchard Road                          Council of Presidential Advisers,
#06-18 Tower 2
The Atrium@Orchard                        Member,
Singapore 238891                          Temasek Advisory Panel
(Director of Temasek)

Koh Boon Hwee                             Executive Chairman,                  Singaporean
1 Kim Seng Promenade                      Sunningdale Tech Ltd.
#10-06 Great World City East Tower
Singapore 237994                          Chairman,
(Director of Temasek)                     DBS Group Holdings Ltd

Kua Hong Pak                              Managing Director/Group CEO,         Singaporean
205 Braddell Road                         ComfortDelgro Corporation Limited
East Wing 7th Floor
Singapore 579701
(Director of Temasek)

Ho Ching                                  Executive Director & CEO,             Singaporean
60B Orchard Road                          Temasek Holdings (Private) Limited
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Executive Director and CEO of Temasek)

                                                             Page 10 of 10 Pages


         Name, Business Address
        and Position at Temasek       Present Principal Occupation               Citizenship
        -----------------------       ----------------------------               -----------
Goh Yew Lin                        Executive Director,                     Singaporean
50 Raffles Place                   G.K. Goh Holdings Limited
#33-00
Singapore 048623
(Director of Temasek)

Simon Claude Israel                Director,                               New Zealander
60B Orchard Road                   Danone Asia Pte Ltd                     Singapore Permanent Resident
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891                   Executive Director (wef 1 July 2006),
(Director of Temasek)              Temasek Holdings (Private) Limited